FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended February 3, 2005

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   X

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

Press Release, February 3, 2005 - English

VANNESSA VENTURES LTD.
Suite 220, 1010 - 1st Street S.W.
Calgary, AB   T2R 1K4
Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

February 3, 2005

SYMBOL:  TSXV:VVV

Amended to the Expiry Date of 780,000 Warrants

Vannessa Ventures Ltd. (the “Company”) - The Company will seek approval from the TSX Venture Exchange to extend the expiry date of 780,000 share purchase warrants (the “Warrants”) issued pursuant to a private placement of Units at a price of $1.00 per Unit on February 18, 2002.  Each Warrant currently entitles the holder to acquire one additional common share of the Company at a price of $1.15 per share up until February 18, 2005.  If accepted by the Exchange, the Company will extend the expiry date of the outstanding Warrants to February 18, 2006.  No other terms of the Warrants will be amended.

By order of the Board,

_______________________________
John R. Morgan
President

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release”.